Exhibit 3.11

LIMITED LIABILITY COMPANY AGREEMENT

OF

WISE RECYCLING TEXAS, LLC

This Limited Liability Company Agreement (this “Agreement’) of Wise Recycling Texas, LLC (the “Company”) is made effective as of June 4, 2002, by Wise Recycling, ‘LLC, a Maryland limited liability company (the “Sole Member”).

On June 4, 2002, the Sole Member caused the Company to be formed as a limited liability company pursuant to and in accordance with the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), as amended from time-to-time (the “Act”), by Mary Mooney, an authorized person, filing a Certificate of Formation with the Secretary of State of the State of Delaware.

1. Name. The name of the limited liability company formed hereby is Wise Recycling Texas, LLC.

2. Certificate. Effective as of the effective date of this Agreement, the powers of the above authorized person are deemed to have ceased and the Vice President, as designated in Section 15 below, shall thereafter be designated as an authorized person within the meaning of the Act. The Vice President, as an authorized person, within the meaning of the Act, shall execute, deliver and file any other certificates, instruments or agreements (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business or for any other lawful purpose.

3. Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act.

4. Powers. In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to:

a. acquire by purchase, lease, contribution of property or otherwise, own, hold, sell, convey, transfer or dispose of any real or personal property which may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

b. act as a trustee, executor, nominee, bailee, director, officer, agent or in some other fiduciary capacity for any person or entity and to exercise all of the powers, duties, rights and responsibilities associated therewith;

c. take any and all actions necessary, convenient or appropriate as trustee, executor, nominee, bailee, director, officer, agent or other fiduciary, including the granting or approval of waivers, consents or amendments of rights or powers relating thereto and the execution of appropriate documents to evidence such waivers, consents or amendments;

d. operate, purchase, maintain, finance, improve, own, sell, convey, assign, mortgage, lease or demolish or otherwise dispose of any real or personal property which may be necessary, convenient or incidental to the accomplishment of the purposes of the Company;

e. borrow money and issue evidences of indebtedness in furtherance of any or all of the purposes of the Company, and secure the same by mortgage, pledge or other lien on the assets of the Company;

f. invest any funds of the Company pending distribution or payment of the same pursuant to the provisions of this Agreement;

g. prepay in whole or in part, refinance, recast, increase, modify or extend any indebtedness of the Company and, in connection therewith, execute any extensions, renewals or modifications of any mortgage or security agreement securing such indebtedness;

h. enter into, perform and carry out contracts of any kind, including, without limitation, contracts with any person or entity affiliated with a Member, necessary to, in connection with, convenient to, or incidental to the accomplishment of the purposes of the Company;

i. employ or otherwise engage employees, managers, contractors, advisors, attorneys and consultants and pay reasonable compensation for such services;

j. invest in or enter into partnerships, limited liability companies, trusts, associations, corporations or other ventures with other persons or entities in furtherance of the purposes of the Company; and

k. do such other things and engage in such other activities related to the foregoing as may be necessary, convenient or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

5. Principal Business Office. The principal business office of the Company shall be located at 857 Elkridge Landing Road, Suite 600, Linthicum, MD 21090, or at such other location as may hereafter be determined by the Sole Member.

6. Registered Office. The address of the registered office of the Company in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

7. Registered Agent. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

8. Members. The name and the mailing address of the Sole Member is as follows:

Name	Address

Wise Recycling, LLC	857 Elkridge Landing Road, Suite 600, Linthicum, MD 21090

9. Limited Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Sole Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

10. Capital Contributions. The Sole Member has contributed to the Company certain equipment, valued at forty thousand dollars ($40,000) and listed on Schedule A attached hereto (the “Equipment”), as its initial capital contribution. By executing this Agreement, the Sole Member assigns and relinquishes title to the Equipment to the Company. The Company hereby assumes all of the Sole Member’s rights and obligations as owner of the Equipment.

11. Additional Contributions. The Sole Member is not required to make any additional capital contribution to the Company. However, the Sole Member may make additional capital contributions to the Company at the Sole Member’s discretion.

12. Allocation of Profits and Losses. The Company’s profits and losses shall be allocated in proportion to the capital contribution(s) of the Sole Member and any additional members of the Company appointed in accordance with Section 20 below (“Additional Members”).

13. Distributions. Distributions shall be made to the Sole Member and to any Additional Members at the times and in the aggregate amounts determined by the Sole

Member. Such distributions shall be allocated to the Sole Member and to any Additional Member in the same proportion as each member’s then capital account balances. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to the Sole Member or to any Additional Member on account of its interest in the Company if such distribution would violate Section 18-607 of the Act or other applicable law.

14. Management. In accordance with Section 18-402 of the Act, management of the Company shall be vested in the Sole Member. The Sole Member shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by members of a limited liability company under the laws of the State of Delaware.

15. Officers. The Sole Member may, from time to time as it deems advisable, appoint officers of the Company (the “Officers”) and assign in writing titles (including, without limitation, President, Vice President, Secretary and Treasurer) to any such person. Unless the Sole Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Act, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, entering into agreements or contracts of any lawful nature or purpose on behalf of the Company. Any delegation pursuant to this Section 15 may be revoked at any time by the Sole Member. The initial Officers are as follows:

Danny Mendelson	President

Gary R. Curtis	Vice President

James C. Tierney	Secretary and Treasurer

The Sole Member may remove or replace any Officer or create or terminate any office in its discretion.

16. Other Business. The Sole Member and any person or entity affiliated with the Sole Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

17. Exculpation and Indemnification. Neither the Sole Member nor any of the Officers shall be liable to the Company, any other entity or any person who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such person by this Agreement, except that such person shall be liable for any such loss, damage or claim incurred by reason of such person’s gross negligence or willful misconduct. To the full extent permitted by applicable law, the Sole Member and the Officers shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such person by reason of any act or omission performed or omitted by such person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such person by this Agreement, except that such person shall not be entitled to be indemnified in respect of any loss, damage or claim incurred by such person by reason of gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 17 shall be provided out of and to the extent of Company assets only, and such person seeking indemnification shall not have personal liability on account thereof.

18. Assignments. The Sole Member, in its discretion, may assign in whole or in part its limited liability company interest. If the Sole Member transfers all or part of its interest in the Company pursuant to this Section, the transferee shall be admitted to the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately prior to the transfer, and, immediately following such admission, the transferor Sole Member shall cease to be a member of the Company, if such transferor Sole Member assigned all of its interest in the Company pursuant to this Section. In such event, the Company shall not dissolve if the business of the Company is continued without dissolution in accordance with Section 21(a)(iii).

19. Resignation. The Sole Member may resign from the Company at such Sole Member’s discretion. If the Sole Member resigns pursuant to this Section, an additional member shall be admitted to the Company, subject to Section 20, upon such additional member’s execution of an instrument signifying his or her agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately prior to the resignation, and, immediately following such admission, the resigning Sole Member shall cease to be a member of the Company. In such event, the Company shall not dissolve if the business of the Company is continued without dissolution in accordance with Section 21(a)(iii).

20. Admission of Additional Members. One (1) or more Additional Members may be admitted to the Company with the written consent of the Sole Member and any other Additional Members already admitted to the Company pursuant to this Section and Section 19.

21. Dissolution.

a. The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of Sole Member, (ii) the resignation, expulsion or bankruptcy of the Sole Member or the occurrence of any other event which terminates the continued membership of the Sole Member unless the business of the Company is continued by the consent of any Additional Members within ninety (90) days following the occurrence of any such event, or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

b. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the

Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the Act.

22. Separability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

23. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

24. Amendments. This Agreement may not be modified, altered, supplemented or amended except pursuant to a written agreement executed and delivered by the Sole Member together with any Additional Members.

IN WITNESS WHEREOF, the undersigned, the Sole Member, intending to be legally bound hereby, has duly executed this Agreement effective as of the date first above written. .

WISE RECYCLING, LLC

/s/ GARY R. CURTIS
Gary R. Curtis
Vice President

SCHEDULE A

WISE RECYCLING, LLC’S

INITIAL CAPITAL CONTRIBUTION

AS SOLE MEMBER OF WISE RECYCLING TEXAS, LLC

Sole Member Name	Mailing Address	Initial Capital Contribution	Percentage Interest
Wise Recycling, LLC	857 Elkridge Landing Road, Suite 600, Linthicum, MD 21090	Equipment, as described below valued at $40,000	100%

Equipment	Manufacturer
Shredder (Tag 707-1501)	American Pulverizer WC30
Shredder Blower Assembly	Cobra Custom Metals
Conveyor for Shredder
Cyclone Dust Collector (20HP-High Efficiency)	Donaldson-Model 30-2-FM55
Shred Separation Cyclone & Storage Unit	General Sheet Metals
Bobcat Hopper with Magnetic Separator	Cobra Custom Metals
Miscellaneous Piping (inlet)	Cobra Custom Metals
Scale Indicator	Weightronix—Model WI-110
Hopper (Weigh) Surge (Tag 707-6621)
Trommel Screen with Eject Chute & Drive (48” x 85” with 1-3/4” holes)	Resource Technology
Conveyor (Transfer) 3’x23’	Cobra Custom Metals
Motor Control System (fully programmable, nine (9) starters, multiple controllers, amp meter controller)	Electromatic’s
Electronic Solid State Starter (for soft start-up of equipment)	Electromatic’s
Flat Backs for Angles
Miscellaneous Items (Guppy/HODD, photo eyes, shredder screens, breaker plate, etc)